                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 5)*


                      MEDIFAST, INC. (fka HealthRite Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42221F101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Leo Silverstein, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022


                                 (212) 209-3050
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                 June 26, 2002, July 9, 2002 and August 14, 2002
--------------------------------------------------------------------------------
            (Dates of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                       SCHEDULE 13D


---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 42221F101                                                                            PAGE 2 OF 7 PAGES----------
------------------------------------------------------------ --------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Warren H. Haber
---------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]

           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------------------------------------------------------------------------------------------------- ----------------------
    3      SEC USE ONLY
------------------------------------------------------------ --------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          PF
---------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                        [ ]
           ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------------------------- ----------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
---------------------------------------------------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                              -472,000-
BY EACH REPORTING
   PERSON WITH                      8      SHARED VOTING POWER

                                                -0-

                                    9      SOLE DISPOSITIVE POWER

                                                -472,000-

                                    10     SHARED DISPOSITIVE POWER

                                                -0-
---------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -472,000-
---------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                              [ ]

           SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.9%, based upon 6,832,969 shares outstanding as of September 30, 2002, as reported in the Issuer's Quarterly
           Report on Form 10-QSB filed on November 4, 2002.
---------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                IN




                                                       SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 42221F101                                                                            PAGE 2 OF 7 PAGES----------
------------------------------------------------------------ --------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          John L. Teeger
---------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]

           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
---------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------ --------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                          PF
---------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                        [ ]
           ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------------------------- ----------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
---------------------------------------------------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

 NUMBER OF SHARES                              -20,000-
BENEFICIALLY OWNED
BY EACH REPORTING                   8      SHARED VOTING POWER
   PERSON WITH

                                               -0-

                                    9      SOLE DISPOSITIVE POWER

                                               -20,000-

                                    10      SHARED DISPOSITIVE POWER

                                               -0-
---------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -20,000-
---------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                              [ ]

           SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%, based upon 6,832,969 shares outstanding as of September 30, 2002, as reported in the Issuer's Quarterly
           Report on Form 10-QSB filed on November 4, 2002.
---------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN

This Amendment No. 5 to Schedule 13D (as amended, the "Schedule 13D") relates to the beneficial ownership of shares of common stock, par value $0.001 per share ("Common Stock"), of Medifast, Inc., a Delaware corporation (formerly HealthRite Inc., and formerly Vitamin Specialties Corp.) (the "Company") and is being filed jointly by Warren H. Haber ("Mr. Haber") and John L. Teeger ("Mr. Teeger", and together with Mr. Haber, the "Reporting Persons") pursuant to a Joint Filing Agreement previously filed as Exhibit 1 to Amendment No. 4 to this Schedule 13D. The Reporting Persons disclaim "group" status with each other or any third party and each disclaims beneficial ownership of the shares of Common Stock of the Company beneficially owned by the other Reporting Person. This Amendment No. 5 to the Schedule 13D constitutes Mr. Teeger's close-out filing under Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Any future amendments to this Schedule 13D shall be filed solely by and in respect of the beneficial ownership of Mr. Haber.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.



         Mr. Haber
         ---------

         (a) Mr. Haber is the direct beneficial owner of an aggregate of 472,000 shares of Common Stock.

         (b) Mr. Haber has sole power to vote and sole authority to dispose or direct the disposition of 472,000 shares of Common Stock.

         (c) Mr. Haber has not effected any transactions in the Common Stock since the filing of the last amendment to this Schedule 13D except that (i) on July 31, 2002, warrants to purchase 24,000 shares of Common Stock at an exercise price of $2.00 per share, previously beneficially owned by Mr. Haber, expired, (ii) in June 2002, the Company redeemed 4,375 shares of Series A Preferred Stock previously deemed beneficially owned by Mr. Haber, (iii) on August 14, 2002, he made a charitable contribution of 17,000 shares of Common Stock, and (iv) on August 6 and August 7, 2002, he sold in the NASD OTC Market in ordinary brokerages transactions an aggregate of 23,500 shares of Common Stock as follows:

               Date                  Share Price       Number of Shares Sold
               ----                  -----------       ---------------------

               August 6, 2002           $1.25                12,000

               August 6, 2002           $1.24                 2,000

               August 7, 2002           $1.28                 7,000

               August 7, 2002           $1.27                 2,500

         (d) Mr. Haber owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

         (e)   Not Applicable.

         Mr. Teeger
         ----------

         (a) Mr. Teeger is the beneficial owner of an aggregate of 20,000 shares of Common Stock.
         (b)   Mr. Teeger has sole power to vote and sole authority to dispose or direct the disposition of 20,000 shares of Common Stock.
         (c)   Mr. Teeger has not effected any transactions in the Common Stock since the filing of the last amendment to this Schedule 13D except as follows: (i) on July 31, 2002, warrants to purchase 24,000 shares of Common Stock at an exercise price of $2.00 per share, previously beneficially owned by Mr. Teeger, expired unexercised, (ii) in June 2002, the Company redeemed 3,750 shares of Series A Preferred Stock previously deemed beneficially owned by Mr. Teeger, and (iii) during the period from April 5, 2002 through November 25, 2002, he sold in the NASD OTC Market in ordinary brokerages transactions an aggregate of 292,700 shares of Common Stock of which 158,700 shares were sold after July 9, 2002 when Mr. Teeger ceased to be a 5% beneficial owner and of which 134,000 shares were sold between April 5, 2002 and July 9, 2002 as follows:

Date                       Share Price            Number of Shares Sold
----                       -----------            ---------------------
April 5, 2002                $ 0.82                     5,000

April 9, 2002                $ 0.80                       500

April 9, 2002                $ 0.80                     4,500

April 11, 2002               $ 0.86                     2,500

April 23, 2002               $ 0.81                     5,000

April 24, 2002               $ 0.91                     5,000

April 24, 2002               $0. 87                     5,000

April 24, 2002               $0. 87                     2,500

May 1, 2002                  $0. 82                     5,000

May 2, 2002                  $0. 82                     5,000

May 8, 2002                  $0. 81                     8,500

May 10, 2002                 $0. 85                     4,000

May 10, 2002                 $0. 81                     1,500

May 14, 2002                 $0. 85                     2,500

May 15, 2002                 $0. 85                     7,500

May 22, 2002                 $0. 81                     3,400

June 25, 2002                $0. 81                     5,000

June 26, 2002                $0. 81                     6,600

June 26, 2002                $0. 81                       100

June 26, 2002                $0. 80                     5,000

June 28, 2002                $0. 81                     5,500

July 1, 2002                 $0. 81                    10,000

Jul 3, 2002                  $0. 81                     1,500

July 5, 2002                 $0. 81                    10,000

July 5, 2002                 $0. 81                     2,900

July 5, 2002                 $0. 81                    10,000

July 8, 2002                 $0. 81                     7,500

July 9, 2002                 $0. 81                     2,500




         (d) Mr. Teeger owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

         (e) Mr. Teeger ceased to be the beneficial owner of 5% of the outstanding Common Stock of the Company on July 9, 2002.

                                   SIGNATURES



             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 12, 2002






                                        /s/ Warren H. Haber
                                        ------------------------------
                                        Warren H. Haber


                                        /s/ John L. Teeger
                                        ------------------------------
                                        John L. Teeger